Item 1	(a).	Sinclair Broadcast Group-A
Item 1	(b).	10706 Beaver Dam Road
		Hunt Valley, MD 21030

Item 2	(a).	GW Capital, Inc.
Item 2	(b).	10900 NE 8th St., Suite 1010
		Bellevue, WA 98004
Item 2	(c).	Not Applicable
Item 2	(d).	Common Stock
Item 2	(e).	829226109

Item 3		Investment Advisor registered under
		Section 203 of the Investment
		Advisors Act of 1940

Item 4	(a).	2,004,092
Item 4	(b).	5.3%
Item 4	(c).	(i)	2,004,092
		(ii)	0
		(iii)	2,004,092
		(iv)	0

Item 5	Not Applicable

Item 6	Not Applicable

Item 7	Not Applicable

Item 8	Not Applicable

Item 9	Not Applicable

Item 10	Not Applicable

After reasonable inquiry and to the best of my know-
Ledge and belief, I certify that the information set
Forth in the statement is true, complete and correct.

February 5, 2009

Guy Watanabe

Guy Watanabe President